Exhibit 1.3

333 Bay Street Suite 4910, Box 9 Toronto, ON M5H 2R2 Canada

July 22, 2014

The Special Committee of the Board of Directors

Bell Aliant Inc.

7 South, Maritime Centre

1505 Barrington Street

Halifax, Nova Scotia B3J 3K5

To the Special Committee:

Barclays Capital Canada Inc. (“Barclays” or “we”), understands that BCE Inc. (“BCE”) has proposed to make a take-over bid (the “Offer”) to purchase all of the outstanding common shares of Bell Aliant Inc. (“Bell Aliant” or the “Company”) not already owned or controlled by BCE and its affiliates (the “Transaction”) for consideration (the “Consideration”), at the election of Bell Aliant common shareholders, comprising one of (a) $31.00 in cash, (b) 0.6371 of a BCE common share (a “BCE Share”), or (c) $7.75 in cash and 0.4778 of a BCE Share. Bell Aliant common shareholders electing alternative (a) or (b) will be subject to pro-ration such that the aggregate consideration will be paid 25% in cash and 75% in BCE Shares. BCE is also proposing to the holders of preferred shares of Bell Aliant Preferred Equity Inc. (“Prefco”) to offer to acquire their preferred shares in Prefco in exchange for newly issued preferred shares of BCE, with the same financial terms and conditions as the existing preferred shares of Prefco. The Offer is not conditional on the completion of the preferred share exchange. Barclays understands BCE currently owns 44.06% of the outstanding common shares of Bell Aliant (the “Bell Aliant Shares”), and that the Offer is an “insider bid” as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Board of Directors of Bell Aliant (the “Board”) has formed a special committee of directors who are independent of BCE and its principals, management of Bell Aliant, and any matter or party related to the Transaction (the “Special Committee”) to, among other things, review and analyze the Transaction, evaluate potential alternatives, conduct negotiations with BCE, appoint an independent and qualified valuator, supervise the preparation of a formal valuation, and report to the Board with its recommendation in respect to the Transaction.

The Special Committee has retained Barclays to act as financial advisor to the Special Committee and instructed Barclays to prepare a formal valuation of the Bell Aliant Shares (the “Valuation”) in accordance with the requirements set forth in MI 61-101 and to deliver an opinion as to the fairness, from a financial point of view, of the Consideration to be received by holders of Bell Aliant Shares, other than BCE and its affiliates, pursuant to the Offer (the “Opinion”).

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Completion of the Offer is subject to the satisfaction or waiver of certain conditions, including that more than 50% of the Bell Aliant Shares held by shareholders other than BCE and its affiliates, and other common shareholders who would be excluded from voting as part of the minority pursuant to Part 8 of MI 61-101 being tendered to the Offer and not withdrawn. Barclays understands that the terms of the Offer will be more fully described in a take-over bid circular and offer to be prepared by BCE (the “Circular”) and a circular prepared on behalf of Bell Aliant (the “Directors’ Circular”), to be mailed to holders of Bell Aliant Shares in connection with the Offer. Barclays understands that the Valuation and the Opinion will form an exhibit to, and will be referenced in, the Directors’ Circular, and will be referenced in the Circular, and hereby consents to such inclusion, reference and filing as necessary, by BCE and Bell Aliant, as the case may be, with the securities commissions or similar regulatory authorities in each province of Canada.

The Valuation and the Opinion have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Valuation or the Opinion. Barclays has prepared the Valuation effective as of July 22, 2014 (the “Valuation Date”). Any events subsequent to the Valuation Date may affect the validity of the Valuation and the Opinion and Barclays makes no representations that the Valuation and the Opinion will be accurate after the Valuation Date.

ENGAGEMENT OF BARCLAYS

On August 13, 2012, a special committee of independent directors of the Board (the “2012 Special Committee”) contacted Barclays regarding a potential advisory assignment concerning a privatization of Bell Aliant. Barclays was formally engaged by the 2012 Special Committee pursuant to a written agreement dated August 30, 2012 (the “First Engagement Agreement”), and provided financial advice to assist the 2012 Special Committee. However, the 2012 discussions among BCE and Bell Aliant and its financial advisors, including on value and other matters, did not culminate in a privatization of the Company for a variety of reasons and discussions ended in the Fall of 2012.

On June 11, 2014, the Special Committee received a non-binding proposal from BCE, whereby BCE proposed to acquire the Bell Aliant Shares not already owned or controlled by BCE for $30.00 per share. Barclays was contacted on the same day and asked to continue its role as financial advisor to the Special Committee with regard to the proposal. Barclays’ engagement was confirmed pursuant to a written agreement dated June 25, 2014 (the “Second Engagement Agreement”). The Second Engagement Agreement specifies that Barclays will be paid a fixed fee for its services to be rendered thereunder. This fee is in no way contingent on the completion of the Offer, or any other transaction or the conclusions reached in the Valuation and the Opinion. Furthermore, Barclays is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Barclays in carrying out its obligations under the Second Engagement Agreement, and is to be indemnified by Bell Aliant in certain circumstances.

CREDENTIALS OF BARCLAYS

Barclays, together with its affiliates, is one of the largest global investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, research, sales and trading and financial advisory services to corporations, governments, institutions and individuals. Barclays has been involved in a significant number of transactions involving private and publicly traded companies, including telecommunications companies, and has extensive experience in preparing valuations and fairness opinions, including those that conform to the requirements of MI 61-101.

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The opinions expressed herein represent the views and opinions of Barclays and the form and content thereof have been approved by a committee of senior officers of Barclays and its affiliates, each of whom is experienced in mergers and acquisitions, divestitures, valuations analyses, fairness opinions and capital markets matters.

INDEPENDENCE OF BARCLAYS

Barclays, together with its affiliates, is a full service securities firm engaged, either directly or through its affiliates, in various activities, including securities trading, investment management, financing and brokerage activities and financial advisory services for companies, governments and individuals. In the ordinary course of these activities, Barclays and its affiliates may actively trade the debt and equity securities or other financial instruments (or related derivative instruments) of Bell Aliant, BCE or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of clients or on behalf of Bell Aliant, BCE or associated or affiliated entities or related persons for which it received or may receive compensation. In addition, as an investment dealer, Barclays conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Bell Aliant and BCE. Except as expressed herein, there are no understandings, agreements or commitments that exist between Barclays and any of Bell Aliant, BCE or any of their respective associates or affiliates with respect to any future financial advisory or investment banking business.

Neither Barclays nor any of its affiliated entities, as defined in MI 61-101:

(i)	is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of Bell Aliant, BCE, or any of their respective associates or affiliates;
(ii)	is an advisor to any Interested Party (as such term is defined for purposes of MI 61-101) in connection with the Offer;
(iii)

is a manager or co-manager of a soliciting dealer group for the Offer (or a member of the soliciting dealer group for the Offer providing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); or

(iv)

will receive compensation that will depend in whole or in part on the conclusions reached in the Valuation and the Opinion or the outcome of the Offer or has any financial interest in the completion of the Offer.

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SCOPE OF REVIEW

In preparing the Valuation and the Opinion, Barclays reviewed, considered, relied upon or carried out, among other things, the following:

1.	a draft support agreement (the “Support Agreement”) dated July 21, 2014;
2.	the letter and supporting presentation from BCE outlining the initial terms of the Offer, dated June 11, 2014;
3.

the audited financial statements and other public information of Bell Aliant, Bell Aliant Regional Communications Inc. (“Bell Aliant Regional Communications” or “Bell Aliant GP”) and BCE for the fiscal years 2009 - 2013;

4.	management’s discussion and analysis of the financial condition of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
5.	the annual reports of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
6.

the quarterly reports and unaudited interim financial statements of Bell Aliant and BCE for the applicable reporting periods since each company’s most recent year-end including Bell Aliant draft financial statements for the quarter ended June 30, 2014, for Bell Aliant Regional Communications and Bell Aliant, as well as Bell Aliant’s supplementary information form;

7.	the annual information forms of Bell Aliant, Bell Aliant Regional Communications and BCE for the fiscal years 2009 - 2013;
8.	the notices of annual meetings and management information circulars for Bell Aliant and BCE for the fiscal years 2009 - 2013;
9.	various internal financial reports of Bell Aliant prepared by its management describing strategic plans for the overall business and individual business lines;
10.	unaudited projected financial information, segmented by business line, of Bell Aliant for the years ending December 31, 2014 through December 31, 2019 prepared by management of the Company;
11.	a due diligence session with BCE management with respect to BCE’s past and current business operations, financial condition, business prospects and relationship with Bell Aliant;
12.	due diligence sessions with Bell Aliant management with respect to Bell Aliant’s overall past and current business operations, financial condition, business prospects and relationship with BCE;
13.	a comparison of the relative financial performance of BCE and Bell Aliant and other publicly-traded companies we considered relevant;
14.	the public information and comparison of selected financial metrics with respect to other transactions of a comparable nature we considered relevant;
15.	discussions with the Special Committee regarding the Offer;
16.	discussions with counsel to the Special Committee regarding structural, legal and other aspects of the Offer; and
17.	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

To the best of its knowledge, Barclays has not been denied access by the Special Committee, Bell Aliant, or BCE to any information requested by Barclays.

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PRIOR VALUATIONS

It is the view of Barclays that its advisory work under the First Engagement Agreement does not represent a “prior valuation”, as such term is defined in MI 61-101. Barclays’ view has been confirmed by legal counsel to the Special Committee. Furthermore, management of Bell Aliant has represented to Barclays that it is not aware of any prior valuations (as defined in MI 61-101) of the Company, its material assets, or its securities in the preceding twenty-four month period.

ASSUMPTIONS AND LIMITATIONS

Barclays has, in accordance with the terms of the Second Engagement Agreement, relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions or representations obtained by it from publicly available sources or provided to it by Bell Aliant, BCE or their respective personnel, advisors or otherwise (collectively the “Information”). The Valuation and the Opinion are conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment, Barclays has not attempted to independently verify the completeness, accuracy or fair presentation of any of the Information.

Barclays has assumed that any future-oriented financial information (“FOFI”) provided by Bell Aliant and used by Barclays in its analyses has been reasonably prepared and reflects the best currently available estimates and judgments of the management of Bell Aliant.

The Chairman of the Special Committee and the Chief Financial Officer of Bell Aliant have represented to Barclays in a certificate dated July 22, 2014, among other things, that:

(i)

The information, data, advice, opinions, representations and other material (financial and otherwise) provided to Barclays orally by, or in the presence of, an officer or employee of the Company, or in writing by the Special Committee, the Company or its affiliates or its or their representatives for the purpose of preparing the Valuation and the Opinion was, at the date the information was provided to Barclays, and is as of the date hereof, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Offer and did not and does not omit to state a material fact in relation to the Company and its affiliates or the Offer necessary to make the Information not misleading in light of the circumstances under which the Information was presented.

(ii)

Since the dates on which the Information was provided to Barclays, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to render the Information untrue or misleading in any material respect in the circumstances in which it was presented or have a material effect on either the Valuation or the Opinion.

(iii)

To their knowledge, there are no facts not contained in or referred to in the Information provided to Barclays by the Company or its affiliates which would reasonably be expected to affect the Valuation or the Opinion, in each case, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusions reached.

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(iv)

All FOFI provided to Barclays has been prepared using assumptions which were reasonable on the date such FOFI was prepared, having regard to the Company’s industry, business, financial condition, plans and prospects, represent the best current estimates by the Company of the most probable results for the periods of the Company presented therein, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such FOFI, as of the date of the preparation thereof, not misleading in light of the circumstances in which such FOFI was provided to Barclays.

In preparing the Valuation and the Opinion, Barclays has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Offer will conform in all material respects to the drafts and summaries provided to Barclays, that all conditions precedent to the Offer can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Offer are valid and effective, that the Circular and Directors’ Circular will be distributed to public shareholders of Bell Aliant in accordance with applicable laws, and that the disclosure in the Circular and Directors’ Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

The Valuation and the Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial or otherwise, of Bell Aliant and BCE as they were reflected in the Information reviewed by Barclays. In its analyses and in preparing the Valuation and the Opinion, Barclays made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Barclays or any party involved in the Offer. Although Barclays believes that the assumptions used in its analyses and in preparing the Valuation and the Opinion are accurate and appropriate in the circumstances, some or all of them may nevertheless prove to be incorrect.

Any changes in the Information may affect the Valuation and/or the Opinion and, although Barclays reserves the right to change, supplement or withdraw the Valuation and/or the Opinion in the event of any change in the Information, Barclays disclaims any undertaking or obligation to advise any person of any such change in the Information which may come or be brought to Barclays’ attention after the date hereof, and/or to update the Valuation or the Opinion to reflect any such change. However, without limiting the foregoing, Barclays will be entitled, at any time prior to the completion of the Offer, to change, supplement or withdraw the Valuation and the Opinion, if Barclays concludes that there has been a material change in the business or affairs of Bell Aliant and/or BCE, or a change in material fact, an omission to state a material fact, a material change in the factors upon which the Valuation and the Opinion are based, or if Barclays becomes aware of any information not previously known by Barclays, regardless of the source, which in its opinion would make the Valuation and/or the Opinion misleading in any material respect.

The Valuation and the Opinion have been prepared and provided solely for the use of the Special Committee and the Board and for inclusion in the Directors’ Circular, and may not be used or relied upon by any other person without the express prior written consent of Barclays. Furthermore, the Valuation and the Opinion are not intended to be, and do not constitute, a recommendation to holders of Bell Aliant Shares, with respect to the Offer, including whether holders of Bell Aliant Shares should tender their Bell Aliant Shares to the Offer or as an opinion concerning the trading price or value of any securities of Bell Aliant or BCE following the announcement or completion of the Offer.

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In connection with the preparation of the Valuation and the Opinion, Barclays was not authorized by the Special Committee to solicit, and did not solicit, interest from any other party with respect to the acquisition of any part or all of Bell Aliant, or any other extraordinary transaction involving Bell Aliant. Barclays is not an expert on, and did not render advice to the Special Committee regarding legal, tax, accounting and regulatory matters.

The preparation of a valuation or a financial opinion is a complex process and it is not amenable to partial analysis or summary description. Barclays believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process and analyses underlying the Valuation and the Opinion. The analyses summarized in this letter include information presented in tabular format. To understand the analyses completed by Barclays, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Unless otherwise stated herein, all dollar amounts are expressed in Canadian dollars. Certain figures have been rounded for presentation purposes.

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OVERVIEW OF BELL ALIANT

Summary

Bell Aliant is a Canadian telecommunications company and one of the largest regional communications providers in North America. The Company has been serving customers for over a century and operates in Atlantic Canada, Ontario and Quebec. The Company is the corporate successor to Bell Aliant Regional Communications Income Fund which was formed in 2006 under a plan of arrangement which combined Aliant Inc.’s wireline business in Atlantic Canada, Bell Canada’s regional wireline business in Ontario and Quebec, and BCE’s majority interest in Bell Nordiq. Bell Aliant offers a wide range of information, communications and technology services including voice, TV, internet, data, video, wireless, valued-added business solutions and home security. The Company currently has approximately 6,300 employees.

The following diagram depicts the intercorporate relationships among Bell Aliant, its subsidiaries, and BCE.

1.	“Bell Aliant GP” refers to Bell Aliant Regional Communications Inc.

Products and Services

Local and Access

Bell Aliant’s local and access revenue is earned primarily through: (i) the provision of network access service (“NAS”), or local telephone service, to residential and business customers, along with enhanced service features such as call display, call waiting and voicemail; (ii) contribution payments from a national fund to compensate the Company for providing services in high cost areas of the country; and (iii) services provided to competitors accessing Bell Aliant’s local network for re-sale purposes. The Company currently has approximately 2.3 million NAS subscribers.

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Data

Data revenue is earned through the provision of high-speed and dial-up Internet service, Internet Protocol television (“IPTV”) and enhanced services and applications, data services for business customers including access and circuits, and hosted and managed network services. The Company currently services 977,000 high-speed internet customers and 202,000 IPTV customers.

Long Distance

Long distance revenue is earned through domestic and international long distance voice services to residential and business customers, including wholesale customers for transiting their long-distance traffic and for re-sale purposes.

Wireless

Wireless revenue is earned through providing cellular, paging and mobile radio services over digital wireless networks in certain territories in Ontario and Quebec. The Company currently has 147,000 wireless customers.

Other

The Company also generates revenues from home security, terminal rentals and sales, pole rentals, telecommunication equipment sales, custom work completed for large customers, and through its outsourcing arrangement with Bell Mobility.

Relationship with BCE

Bell Aliant is effectively controlled by BCE through a Securityholders’ Agreement that provides BCE with certain governance rights over the Company and Bell Aliant GP, the general partner of Bell Aliant’s principal operating subsidiary entity, Bell Regional Communications LP (“Bell Aliant LP”). The Securityholders’ Agreement provides BCE with the right to appoint up to a majority of the directors of Bell Aliant and Bell Aliant GP for so long as BCE, directly or indirectly, holds not less than 30% of the Bell Aliant Shares and certain commercial agreements between Bell Aliant LP and Bell Canada are in place. Additionally, so long as BCE, directly or indirectly, holds not less than 20% of the Bell Aliant Shares, Bell Aliant requires BCE’s prior written consent on certain matters, including, but not limited to, non-ordinary course transactions, the appointment or removal of the CEO, any material corporate transaction including mergers, amalgamations, business combinations and acquisitions or dispositions with a fair market value in excess of $200 million and the entry into any material commercial agreements with any “competitor” of BCE or Bell Canada, as such term is defined in the relevant commercial agreements. In addition, subject to certain exceptions, BCE has pre-emptive rights with respect to the issuance of additional shares in Bell Aliant or partnership interests in Bell Aliant GP.

Bell Aliant maintains a series of long-term commercial agreements with Bell Canada that provide Bell Aliant with a broad range of technical, operational and human resource support services required to operate the wireline and Internet access operations in the Ontario and Quebec regional territories. These agreements also permit the Company to continue to receive the commercial and telecommunications services that Bell Canada was providing in Atlantic Canada prior to 2006. These agreements include a commercial relationship management agreement, which governs the general commercial relationship and addresses matters such as marketing co-operation and branding. Under these agreements, Bell Aliant and Bell Canada are restricted from competing with each other in certain respects in their respective territories.

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Competitive Conditions

Bell Aliant competes with both traditional and non-traditional parties across a number of the products that it offers. Cable companies are the primary competitive threat, due to their ability to bundle similar service offerings, and have been expanding their local service area into Bell Aliant’s coverage territory. At the end of 2013, the Company’s competitive footprint overlap with cable companies was approximately 75.8% of residential households in Bell Aliant’s markets. The development of new technologies has also made it easier for competitors to offer substitutes for Bell Aliant’s products in a growing number of markets. In particular, competitors have gained market share as customers substitute traditional voice and long distance products for wireless and voice over internet protocol (“VoIP”) services.

Bell Aliant has responded through a focus on, among other things, enhanced quality of its products, services and bundles, price competitiveness, and working with customers to provide complete residential and business solutions. Most importantly, over the past five years, Bell Aliant has been installing fibre-to-the-home across its service territory in order to increase network capacity and provide premium internet speeds and improved TV service, including high definition and personal video recording. The Company’s high speed fibre optic data network (“FibreOp”) will be available to approximately 1,000,000 homes by the end of 2014, representing approximately 40% of the homes in Bell Aliant’s service territory.

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Historical Financial Information

The following table summarizes certain financial results of Bell Aliant for the fiscal years ended December 31, 2011 to 2013 and for the six months ended June 30, 2013 and 2014:

	Year Ended Dec. 31			6 Months Ended June 30
($ millions, except per share data and ratios)	2011	2012	2013	2013	2014
Income statement items
Revenue
Local and access	$1,238.4	$1,176.6	$1,118.3	$563.8	$533.7
Long distance	378.3	335.6	299.4	153.1	132.2
Data	879.6	978.6	1,060.4	519.2	563.2
Wireless	98.3	111.4	114.3	56.2	56.3
Other revenues	180.4	159.5	166.6	83.1	72.8

Total	$2,775.0	$2,761.7	$2,759.0	$1,375.4	$1,358.2

% Local and access	44.6%	42.6%	40.5%	41.0%	39.3%
% Long distance	13.6%	12.2%	10.9%	11.1%	9.7%
% Data	31.7%	35.4%	38.4%	37.7%	41.5%
% Wireless	3.5%	4.0%	4.1%	4.1%	4.1%
% Other revenues	6.5%	5.8%	6.0%	6.0%	5.4%

Adjusted EBITDA(1)	$1,326.8	$1,306.6	$1,284.2	$650.3	$634.6
% Margin	47.8%	47.3%	46.5%	47.3%	46.7%
Finance costs	(171.5)	(183.2)	(189.8)	(96.3)	(83.6)

Net income	$304.8	$310.5	$299.6	$150.1	$141.6

Diluted EPS	$1.33	$1.35	$1.31	$0.66	$0.62
Dividends declared per common share	$1.90	$1.90	$1.90	$0.95	$0.95

Cash flow items
Cash from operating activities	$814.4	$1,039.7	$1,033.9	$532.9	$385.2
Capital expenditures	(572.9)	(592.4)	(569.9)	(285.1)	(280.8)

Free cash flow	$241.5	$447.3	$464.0	$247.8	$104.4

Dividend payout ratio(2)	79.4%	82.0%	99.2%	92.2%	240.7%

1.	Earnings before interest, taxes, depreciation & amortization (“EBITDA”) is calculated after annual pension expenses and adjusted to exclude severance (“Adjusted EBITDA”).
2.	Dividend payout ratio is based on free cash flow less preferred share dividends.

Bell Aliant’s historical financial performance reflects the heightened competition the Company faces in the majority of the markets it serves and the corresponding business strategy it has pursued in response. The Company has experienced significant erosion in its local and access, and long distance businesses as cable companies and other non-traditional competitors have aggressively targeted the Company’s non-FibreOp footprint. Growth in data revenues reflects the significant investment Bell Aliant has made in its FibreOp network and services, as well as the marked competitive advantage of the Company’s service offering. During this period, the Company’s EBITDA margins have decreased as its revenue profile evolved with changing customer demand and its FibreOp expansion has been met with heavier than anticipated promotional activity. Bell Aliant’s common share dividend policy targets a long-term dividend payout ratio of 75% to 85% of free cash flow. Recently, the Company’s payout ratio has exceeded this targeted range as a result of a continued elevated capital program and a one-time catch-up income tax payment of approximately $65.0 million in 2014.

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The following table summarizes Bell Aliant’s balance sheet and leverage statistics as at the end of the fiscal years December 31, 2011 to 2013, and as at June 30, 2014:

	Year Ended Dec. 31(1)			As at
($ millions, except leverage statistics)	2011	2012	2013	06/30/2014
Balance sheet items
Cash and cash equivalents(2)	$35.7	$28.9	$15.5	$73.1
Trade and other receivables	411.6	369.6	361.2	347.8
Other current assets	48.8	39.8	30.8	51.4
Property, plant and equipment	3,401.6	3,441.7	3,492.1	3,551.6
Other non-current assets	4,033.9	4,058.5	4,017.6	3,946.8

Total assets	$7,931.6	$7,938.5	$7,917.2	$7,970.7

Total debt	$3,039.8	$3,048.5	$2,861.0	$2,966.2
Other liabilities	1,053.0	1,351.0	1,151.7	1,312.6
Non-controlling interests(3)	393.5	393.2	617.8	617.8
Shareholders’ capital	3,445.3	3,145.8	3,286.7	3,074.1

Total liabilities	$7,931.6	$7,938.5	$7,917.2	$7,970.7

Leverage statistics
Net debt / Adjusted EBITDA	2.26x	2.31x	2.22x	2.28x

1.	Bell Aliant GP financials.
2.	Does not include cash at Bell Aliant which, as at June 30, 2014, was $3.9 million.
3.	Represents preferred shares issued by Prefco.

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Credit Ratings

The table below summarizes Bell Aliant’s credit ratings as at the fiscal years ended December 31, 2011 to 2013, and as at June 30, 2014. The stable credit rating history reflects Bell Aliant’s incumbent position in Atlantic Canada, Ontario and Quebec, stable leverage, deep relationship with BCE and the expectation of increasing fibre-to-the-home coverage and improving penetration rates. In 2012, DBRS downgraded the debt and preferred share ratings of certain subsidiaries of the Company as a result of the agency’s assessment of the risks associated with the Company’s fibre expansion strategy, decline in the Company’s legacy services and the financial strain of maintaining the annual cash dividend.

	Year Ended Dec. 31			As at 6/30/2014
	2011	2012	2013
S&P
Bell Aliant LP Senior Unsecured Debt	BBB, stable	BBB, stable	BBB, stable	BBB, stable
Bell Aliant LP Commercial Paper	Not rated	Not rated	Not rated	Not rated
Prefco Preference Shares	P-3 (high), stable	P-3 (high), stable	P-3 (high), stable	P-3 (high), stable

DBRS
Bell Aliant LP Senior Unsecured Debt	BBB (high), stable	BBB, stable	BBB, stable	BBB, stable
Bell Aliant LP Commercial Paper	R-1 (low), stable	R-2 (middle), stable	R-2 (middle), stable	R-2 (middle), stable
Prefco Preference Shares	Pfd-3 (high), stable	Pfd-3, stable	Pfd-3, stable	Pfd-3, stable

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Bell Aliant Shares Trading Information

The Bell Aliant Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol BA. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded of Bell Aliant Shares on the TSX.

Month	Price per share Monthly High	Price per share Monthly Low	Total Monthly Volume	Average Daily Volume
2013
January	26.70	25.97	12,658,083	575,367
February	27.49	25.55	14,479,981	762,104
March	27.11	26.34	10,925,474	546,274
April	26.94	25.98	16,198,299	736,286
May	28.95	27.04	14,339,151	651,780
June	28.36	26.91	11,317,430	565,872
July	28.48	27.81	9,004,070	409,276
August	27.78	26.36	11,696,944	556,997
September	26.76	25.61	12,090,681	604,534
October	27.13	25.66	14,497,714	658,987
November	27.02	26.23	10,260,266	488,584
December	27.35	26.28	12,459,931	622,997

2014
January	26.81	25.69	11,995,978	545,272
February	26.74	24.79	20,535,455	1,080,813
March	27.05	26.30	11,031,762	525,322
April	27.18	26.64	8,754,045	416,859
May	28.80	27.46	11,842,424	563,925
June	29.00	27.51	11,737,028	558,906
July(1)	28.20	27.61	6,772,366	483,740

Source: Bloomberg.

1.	Data for July is up to and including July 21, 2014.

The closing price of the Bell Aliant Shares on the TSX as of July 21, 2014, the last trading day prior to the Valuation Date, was $28.13.

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VALUATION

Definition of Fair Market Value

For purposes of the Valuation, “fair market value” means the highest price, expressed in terms of money or money’s worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act. In determining the fair market value of the Bell Aliant Shares, Barclays did not include in the Valuation a downward adjustment to reflect the liquidity of the Bell Aliant Shares, the effect of the Offer, or the fact that the Bell Aliant Shares held by individual shareholders do not form part of a controlling interest. Values determined on the foregoing basis represent “en bloc” values, which are values that an acquiror of 100% of the Bell Aliant Shares would be expected to pay in an open auction of the Company.

Approach to Value

The Valuation is based upon the assumptions, techniques and methodologies that Barclays considered appropriate in the circumstances for arriving at an opinion as to the fair market value range for the Bell Aliant Shares. Fair market value of the Bell Aliant Shares was analyzed on a going-concern basis.

For the purposes of determining the fair market value of the Bell Aliant Shares, Barclays considered the following methodologies:

1.	Discounted cash flow (“DCF”) analysis;
2.	Precedent transactions analysis; and
3.	Comparable trading analysis.

Discounted Cash Flow Analysis

Overview

Barclays used the DCF analysis as one of the principal methodologies for determining the fair market value of the Bell Aliant Shares. The DCF methodology reflects the growth prospects and risks inherent in Bell Aliant’s business by taking into account the amount, timing and relative certainty of projected unlevered after-tax free cash flows expected to be generated by the Company. The DCF analysis requires certain assumptions to be made, among other things, regarding future unlevered after-tax free cash flows, discount rates and terminal values.

Basis for Unlevered After-Tax Free Cash Flows – Management Forecast

Barclays used the forecast provided by Bell Aliant management (the “Management Forecast”) for the period ending December 31, 2014 to 2019 (the “Forecast Period”) as the basis for its determination of the unlevered after-tax free cash flows expected to be generated by Bell Aliant. Barclays reviewed and evaluated the assumptions by business line underlying the projections, including, but not limited to, subscriber growth, average revenue per user, segmented revenue growth, operating and EBITDA margins, capital expenditures, pensions, and tax schedules.

Barclays reviewed those assumptions in comparison to industry research reports, forecasts by equity research analysts, reports and statements from Bell Aliant’s peers, and other sources considered relevant. After due diligence of the Management Forecast and numerous discussions with Bell Aliant management, Barclays concluded that the Management Forecast formed a satisfactory basis for the DCF analysis.

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Revenue

Revenue within the Forecast Period is projected to grow at a compound annual growth rate (“CAGR”) of approximately 1.0%, reflecting the assumption that strong growth within Bell Aliant’s data segment will offset declining revenue from the Company’s traditional wireline business, local and access and long distance. Data revenues are forecasted to grow at a CAGR of 6.8% over the Forecast Period driven primarily by strong subscriber growth and modest increases in average revenue per user (“ARPU”). The majority of subscriber growth is projected to come from Bell Aliant’s internet and television segments as penetration rates improve in areas where Bell Aliant’s FibreOp network is installed.

EBITDA

Overall EBITDA margins for the Company are projected to contract modestly over the Forecast Period from approximately 45.9% in 2014 to 44.6% in 2019. The majority of this decline is projected within the Company’s traditional wireline segments as the fixed infrastructure and network costs associated with these businesses are allocated across fewer subscribers. Conversely, EBITDA margins within the Company’s data segment are projected to improve as substantial subscriber growth distributes the fixed costs of the new FibreOp network across a larger subscriber base.

Capital Expenditures

Capital expenditures for the Company over the Forecast Period are projected to decline at a CAGR of 7.3% following completion of the FibreOp expansion in 2014. As a result, the Management Forecast projects capital expenditures as a percentage of revenue to decline gradually from 20.7% in 2014 to 13.5% in 2019. Capital expenditures are comprised of strategic, demand and sustaining capital investment programs.

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Unlevered After-Tax Free Cash Flows

The following table is a summary of the unlevered after-tax free cash flow projections used in the DCF analysis:

	Fiscal Year Ending December 31						Terminal Year
($ in millions)	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$2,732.5	$2,755.1	$2,785.7	$2,829.3	$2,857.0	$2,872.5	$2,872.5
Adjusted EBITDA(1)	1,253.2	1,250.9	1,254.4	1,262.5	1,271.9	1,280.1	1,280.1
Unlevered cash taxes	(180.7)	(189.2)	(200.3)	(207.6)	(212.6)	(214.9)	(248.1)
Pension adjustments(2)	(11.9)	(13.2)	(15.0)	(15.3)	(15.7)	(15.9)	0.0
Capital expenditures	(565.1)	(426.3)	(427.0)	(419.1)	(400.0)	(387.8)	(387.8)
(Increase) / decrease in working capital	(10.4)	17.3	(7.2)	20.6	4.1	7.1	0.0
Other(3)	(39.6)	(24.5)	(20.2)	(16.9)	(16.9)	(16.9)	(13.5)

Unlevered after-tax free cash flow	$445.4	$614.9	$584.7	$624.2	$630.8	$651.7	$630.7

1.	Post pension expense.
2.	‘Pension adjustments’ represents cash pension contributions less current pension expense in arriving at EBITDA.
3.	‘Other’ includes restructuring costs, cost of removal, miscellaneous income and adjustments for non-cash items.

The terminal year (“Terminal Year”) represents the financial forecast of the Company after the Forecast Period when, after such period, it is assumed it will experience a constant, stable growth rate. In forecasting the Terminal Year, Barclays made an assumption that the annual level of capital expenditures and depreciation, in the form of the capital cost allowance (“CCA”), would be equal at that point, with capital expenditures representing only a replacement of the existing capital stock with no allowance for capital expenditures for growth. Furthermore, Barclays assumed, among other things, that there would be no annual changes in working capital, and that pension expense would equal cash pension payments.

Discount Rates

The unlevered after-tax free cash flows developed from the Management Forecast were discounted based on the estimated weighted average cost of capital (“WACC”) for Bell Aliant. The WACC was calculated based on the Company’s after-tax cost of debt, cost of preferred shares and cost of equity, weighted based upon an assumed optimal capital structure for Bell Aliant. Bell Aliant’s assumed optimal capital structure was determined based upon discussions with management of Bell Aliant and a review of the capital structures of comparable companies in the North American telecommunications sector, and the risks inherent in Bell Aliant’s business and the telecommunications industry.

Both the cost of debt and cost of preferred shares were calculated based on the risk-free rate of return plus an appropriate spread to reflect credit risk at the assumed optimal capital structure. The preferred shares were assumed to be perpetual in nature and not with the rate-reset structure in place currently, to ensure the long-term cost was estimated in a manner consistent with the rest of the capital structure.

To determine the cost of equity, Barclays used the capital asset pricing model (“CAPM”) and also considered the implied normalized distributable cash yield (“Distributable Cash Yield” or “DCY”) on the Bell Aliant Shares.

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The CAPM calculates the cost of equity based on the risk-free rate of return (the “Risk Free Rate”), the volatility of equity prices relative to a benchmark (“Beta”), and the equity risk premium (“Equity Risk Premium”). Barclays reviewed a range of unlevered Betas for Bell Aliant’s peers across North America, and selected a group of comparable companies that have risks similar to Bell Aliant to determine an appropriate unlevered Beta for Bell Aliant. The selected unlevered Beta was levered using the assumed optimal capital structure and used to calculate the cost of equity. Barclays also reviewed and considered Betas generated by third party data providers for the comparable companies as it considered the appropriate unlevered Beta.

The DCY was considered by Barclays given Bell Aliant’s history as an income trust and the importance of the dividend to investors relative to their total return expectations. Distributable cash flow, which is defined as operating cash flow minus capital expenditures minus preferred dividends, is the available cash flow from which dividends are paid and is considered a proxy for total cash flow available to common shareholders. As a result, the DCY can be considered another measure of the expected total return, or implied cost, of the equity in a company that is expected to distribute all or substantially all of its free cash flow over time. The DCY was calculated by dividing the implied normalized distributable cash flow per share by Bell Aliant’s current share price. Barclays estimated Bell Aliant’s normalized distributable cash per share by dividing the current dividend per share by Bell Aliant management’s target ratio of annual dividends to distributable cash flow of 75% - 85%.

The following is a summary of the assumptions and calculations Barclays used to estimate the cost of equity for Bell Aliant:

	Cost of Equity
CAPM	Low	High
Risk Free Rate(1)	3.26%	3.26%
Equity Risk Premium(2)	6.70%	6.70%
Levered beta	0.55	0.65
Size premium(3)	0.92%	0.92%

Cost of equity	7.86%	8.53%

Distributable Cash Yield
Current share price(4)	$28.13	$28.13
Dividend per share	$1.90	$1.90
Normalized dividend payout ratio	85.0%	75.0%
Implied distributable cash flow per share	$2.24	$2.53

Implied cost of equity	7.95%	9.01%

Selected cost of equity	8.00%	9.00%

1.	30-Year U.S. Treasury yield as of July 21, 2014.
2.	Ibbotson & Associates Report, Equity Risk Premium.
3.	Ibbotson & Associates Report, Decile 3.
4.	As at July 21, 2014.

Based on the cost of equity determined by the CAPM and DCY, Barclays selected a cost of equity range of 8.00% to 9.00%.

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The following is a summary of the assumptions and calculations Barclays used to estimate the WACC for Bell Aliant:

	WACC
	Low	High
Selected cost of equity	8.00%	9.00%

Cost of preferred equity	5.75%	6.25%

Cost of debt
Long-term cost of debt	5.00%	5.50%
Long-term income tax rate	27.90%	27.90%

	3.61%	3.97%

WACC(1)
Equity %	65.0%	65.0%
Cost of equity	8.00%	9.00%

Preferred %	5.0%	5.0%
Cost of preferred	5.75%	6.25%

Debt %	30.0%	30.0%
After-tax cost of debt	3.61%	3.97%

Calculated WACC	6.57%	7.35%

Selected WACC	6.75%	7.25%

1.	Based on assumed optimal capital structure.

Based on the foregoing and taking into account the sensitivity analyses on the variables above and the assumptions in the Management Forecast, Barclays determined the appropriate WACC for Bell Aliant to be in the range of 6.75% to 7.25%.

Terminal Value

To account for the value of the unlevered after-tax free cash flows after the Forecast Period, Barclays developed terminal enterprise values by applying growth rates (“Perpetual Growth Rates”) to the unlevered after-tax free cash flow in the Terminal Year.

Barclays selected Perpetual Growth Rates of 0.25% to 0.75% based on the outlook for long-term inflation and growth prospects for the Company beyond the Forecast Period. The terminal EV / EBITDA multiples of 7.1x to 8.3x, implied by the Perpetual Growth Rates and the selected WACC range, were considered by Barclays to be reasonable based on its review of trading and transaction multiples and appropriate in the context of Bell Aliant’s growth prospects at that point and the dynamics of a maturing industry.

Terminal CCA Tax Shield

In 2019, the last year of the Forecast Period, the annual CCA, which is tax deductible, is higher than the level of capital expenditures. To implement a Terminal Year assumption that CCA is equal to capital expenditures, Barclays reduced the CCA estimate to the same level of capital expenditures. Recognizing that (i) the natural point of intersection in which CCA equals capital expenditures occurs several years after 2019 and (ii) reducing the annual CCA immediately after the Forecast Period results in an overstatement of the annual cash taxes payable in the Terminal Year and therefore a lower valuation, Barclays estimated and added to the DCF analysis, the present value of the foregone tax shield of $111.4 - $117.3 million.

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Benefits to a Purchaser of Acquiring the Bell Aliant Shares

In accordance with the requirements set forth in MI 61-101, Barclays reviewed and considered whether any distinctive material benefits would accrue to BCE, as well as other potential acquirors, through the acquisition of 100% of the Bell Aliant Shares. Barclays concluded that there would be synergies available to BCE and certain other potential acquirors as a result of: (i) elimination of the costs from being a publicly-listed entity; (ii) savings of other corporate expenses, including, among other things, management, legal, rent, finance, and human resources expenses; and (iii) reduction of operating costs and/or capital expenditures. Based on discussions with management of Bell Aliant, Barclays estimated the amount of operating cost synergies that would be achievable by BCE and other potential acquirors to be approximately $25.5 million (the “Base Synergies”) and the one-time costs required to achieve such synergies to be approximately $32.8 million.

In assessing the amount of synergies to include in the DCF analysis, Barclays considered the amount of synergies that could be achieved by an industry participant that would potentially acquire 100% of the Bell Aliant Shares, and the amount of synergies for which a successful acquiror might pay in an open auction of the Company.

Barclays believes that the successful acquiror of the Company would potentially pay for all of the Base Synergies in an open auction for Bell Aliant and therefore included 100% of the value, and the commensurate one-time implementation costs, of these synergies in its valuation of the Bell Aliant Shares. Barclays reflected these synergies and implementation costs in the DCF analysis starting in 2015.

Barclays understands from discussions with BCE management that BCE may achieve pre-tax annual synergies of up to $100 million. For the purposes of establishing the fair market value of the Bell Aliant Shares, Barclays did not include any synergies above the Base Synergies, as we believe such excess synergies would not be generally available to potential acquirors and therefore, a prudent and informed buyer would not pay for such excess synergies in an open auction.

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Summary of the DCF Analysis

The following table provides a summary of the per share value of the Bell Aliant Shares resulting from the DCF analysis:

	Valuation Range
($ millions, except per share amounts)	Low	High

Assumptions
WACC	7.25%	6.75%
Perpetual Growth Rate	0.25%	0.75%

Net present value
Unlevered after-tax free cash flows	$2,795.3	$2,830.9
Terminal value	6,543.4	7,835.4
Terminal CCA tax shield	111.4	117.3

Enterprise value	$9,450.0	$10,783.5

Less: Net debt(1)	(2,889.2)	(2,889.2)
Less: Preferred shares(2)	(632.5)	(632.5)

Equity value	$5,928.3	$7,261.8

Diluted shares outstanding(3)	230.1	230.1

Equity value per share	$25.77	$31.57

1.	Based on book value.
2.	Based on par value.
3.	Includes 2.2 million shares issued from outstanding deferred share plan units (“DSPs”).

Sensitivity Analysis

As part of the DCF analysis, Barclays performed sensitivity analyses of the calculated values to changes in several key factors as outlined below:

Selected Item	Sensitivity	Change in Price
		Low	High
WACC	+0.5%	$23.09	$28.05
	-0.5%	$28.86	$35.72

Perpetual Growth Rate	+0.5%	$28.05	$34.76
	-0.5%	$23.80	$28.86

Revenue Growth	+1.0%	$26.25	$32.06
	-1.0%	$25.30	$31.09

EBITDA Margin	+1.0%	$26.55	$32.43
	-1.0%	$24.99	$30.70

Synergies(1)	+$25.0	$26.85	$32.72
	-$25.0	$24.69	$30.41

1.	In $ millions.

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Precedent Transactions Analysis

Barclays reviewed precedent transactions in the Canadian and United States telecommunications industry from 1998 to present that provided sufficient public information to derive implied transaction multiples. In assessing the comparability of the transactions, Barclays considered, among other things: (i) the asset and revenue mix coming from wireline, wireless and other businesses; (ii) the profitability of the businesses; (iii) the economic environment at the time of the transaction; (iv) the condition of the financial markets at the time of the transaction; and (v) other factors affecting the target company specifically, or the telecommunications sector at the time of the respective transactions. The primary metric used to analyze these transactions was the enterprise value (“EV”) to the last twelve months (“LTM”) EBITDA multiple. Barclays assumed that any synergies accruing to the acquiror were captured in the observed transaction multiple.

Date	Country	Target	Acquiror	Transaction Value ($mm)(1)	EV / LTM EBITDA
30-Jun-07	CAN	BCE Inc.	Multiple Acquirers	C$51,254	7.5x(3)(4)
3-Apr-07	CAN	Amtelecom Income Fund	Bragg Communications Inc.	C$131	8.2x(5)
11-Oct-06	CAN	Bell Nordiq Income Fund	Bell Aliant	C$1,536	8.3x
6-Feb-12	USA	SureWest Communications	Consolidated Communications	US$557	6.6x
24-Nov-09	USA	Iowa Telecommunications	Windstream	US$995(2)	7.7x
8-Sep-09	USA	Lexcom	Windstream	US$141	5.9x
13-May-09	USA	Verizon Assets	Frontier	US$8,580	4.5x
11-May-09	USA	D&E Communications	Windstream	US$328	5.1x
27-Oct-08	USA	Embarq	CenturyTel	US$11,732	4.5x
7-Feb-08	USA	Bishop Communications	Iowa Telecommunications	US$44	7.6x
2-Jul-07	USA	North Pittsburgh Systems	Consolidated Communications	US$345	7.7x
18-Dec-06	USA	Madison River	CenturyTel	US$830	8.4x
				Mean	6.8x
				Median	7.5x

1.	Based on 100% acquisition of target.
2.	Iowa Telecom acquisition multiples adjusted for $130 million of tax attributes.
3.	EBITDA adjusted for restructuring and other items.
4.	Transaction terminated.
5.	EBITDA adjusted for acquisition and reorganization expenses.

Barclays placed particular emphasis on the valuation multiple from Bell Aliant’s acquisition of Bell Nordiq, and also closely considered the valuation multiple from Bragg Communications Inc.’s acquisition of Amtelecom.

Bell Nordiq, like Bell Aliant, was a Canadian regional communications provider with high dividend yielding units and a large ownership stake from another public company, which was Bell Aliant in this instance. Bell Aliant announced it would acquire the remaining 36.7% of Bell Nordiq it did not already own for $503.6 million. Based on the transaction, the implied total enterprise value for 100% of Bell Nordiq was approximately $1.5 billion, which implied an EV / LTM EBITDA multiple of approximately 8.3x.

Amtelecom was another Canadian regional communication provider and an income trust with high dividend paying units. However, it did not have a large ownership held in it by another public company and had a significantly smaller enterprise value than Bell Aliant. Amtelecom provided local and long distance telephone, cable television, and internet services to several communities in

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southwestern and central Ontario. As at December 31, 2006, Amtelecom had approximately 26,900 residential and business local network access service subscribers, approximately 8,700 cable television subscribers, and 13,700 internet subscribers. Bell Aliant announced an unsolicited offer to acquire Amtelecom on February 16, 2007 for $13.00 per unit, which represented a total transaction value of approximately $122 million and an EV/LTM EBITDA multiple of approximately 7.6x. On April 3, 2007, Bragg Communications announced a superior, and ultimately successful, bid of $14.75 per unit, representing a transaction value of approximately $131 million and an EV/LTM EBITDA multiple of approximately 8.2x.

Barclays reviewed a number of other precedent transactions in the Canadian and United States telecommunications industry. Based on the characteristics of those transactions, including, but not limited to, scale, profile of underlying assets and regulatory environment, they were determined to be of varying relevance for the precedent transaction analysis.

After reviewing all of the transactions above, Barclays selected an EV / LTM EBITDA multiple range of 6.6x – 8.4x.

The table below summarizes the per share value of the Bell Aliant Shares resulting from the precedent transaction analysis:

	Valuation Range
($ millions, except per share amounts)	Low	High
Multiple of LTM EBITDA	6.6x	8.4x
LTM Adjusted EBITDA(1)	$1,268.5	$1,268.5

Enterprise value	$8,372.1	$10,655.4

Less: Net debt(2)	(2,889.2)	(2,889.2)
Less: Preferred shares(3)	(632.5)	(632.5)

Equity value	$4,850.4	$7,133.7

Diluted shares outstanding(4)	230.1	230.1

Equity value per share	$21.08	$31.01

1.	LTM Adjusted EBITDA as at June 30th 2014.
2.	Based on book value.
3.	Based on par value.
4.	Includes 2.2 million shares issued from outstanding DSPs.

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Comparable Trading Analysis

Barclays also considered the comparable trading analysis, as a secondary methodology. Barclays identified, reviewed, and compared five Canadian public companies and six U.S. public companies (the “Comparable Companies”) across a variety of factors including, among others, enterprise value, expected revenue growth, EBITDA margin, business mix, dividend yield, expected earnings per share growth, and leverage. The implied share price, equity value, enterprise value and EV/EBITDA multiples for Manitoba Telecom Services Inc. (“MTS”) are also presented excluding Allstream. Allstream is a dedicated business telecom provider that operates a national fibre optic network. Barclays considers the EV/EBITDA multiples for MTS (excluding Allstream) to be more representative of those for a Canadian regional communications provider. Forecast financial data was sourced from consensus equity research analyst estimates. Selected metrics for the Comparables Companies are presented below:

	Price as of 07/21/14	Equity Value	Enterprise Value	EV/EBITDA		P/E		P/LFCF(1)		Net Debt / EBITDA	Dividend Yield	Payout Ratio(2)
Company				2014E	2015E	2014E	2015E	2014E	2015E
Canadian Telecom Companies
BCE	$48.66	$38,273	$63,990	7.7x	7.5x	15.3x	15.0x	13.7x	13.6x	2.3x	5.1%	69.3%
Telus	$38.66	$24,257	$33,298	7.8x	7.4x	16.5x	14.8x	21.6x	17.8x	2.1x	3.9%	85.0%
Manitoba Telecom Services	$31.08	$2,421	$3,281	5.5x	5.4x	17.0x	16.7x	15.0x	13.4x	1.4x	5.5%	82.0%
Manitoba Telecom (ex. Allstream)(3)	$25.55	$1,990	$2,850	6.1x	5.9x	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Canadian Cable Companies
Rogers Communications	$42.40	$22,131	$36,836	7.3x	7.1x	13.7x	13.3x	18.4x	15.2x	3.1x	4.3%	79.6%
Shaw Communications	$27.47	$12,780	$17,446	7.7x	7.4x	15.3x	14.6x	22.4x	17.4x	1.8x	4.0%	89.6%

			Mean(4)	7.2x	7.0x	15.6x	14.9x	18.2x	15.5x	2.1x	4.6%	81.1%
			Median(4)	7.7x	7.4x	15.3x	14.8x	18.4x	15.2x	2.1x	4.3%	82.0%

US RLECs(5)
CenturyLink	$37.02	$21,343	$42,064	5.9x	6.0x	14.2x	14.5x	8.8x	9.2x	2.9x	5.8%	51.3%
Consolidated Communications	$21.65	$881	$1,981	7.1x	6.7x	24.3x	22.8x	7.9x	6.1x	4.4x	7.2%	57.2%
Frontier Communications	$5.77	$5,827	$14,901	7.1x	7.1x	28.9x	27.5x	8.9x	8.9x	4.3x	6.9%	61.5%
Windstream	$10.25	$6,250	$14,887	6.7x	6.7x	33.1x	25.6x	8.7x	8.4x	3.9x	9.8%	85.1%

			Mean	6.7x	6.6x	25.1x	22.6x	8.6x	8.2x	3.9x	7.4%	63.8%
			Median	6.9x	6.7x	26.6x	24.2x	8.8x	8.7x	4.1x	7.1%	59.3%

US RBOCs(6)
AT&T(7)	$35.96	$220,992	$320,207	6.1x	5.9x	13.1x	12.2x	15.4x	14.0x	2.0x	5.1%	78.8%
Verizon	$50.70	$211,882	$314,795	7.0x	6.7x	14.4x	13.2x	14.9x	12.9x	2.3x	4.2%	62.3%

			Mean	6.6x	6.3x	13.8x	12.7x	15.1x	13.4x	2.1x	4.6%	70.5%
			Median	6.6x	6.3x	13.8x	12.7x	15.1x	13.4x	2.1x	4.6%	70.5%

Source: Company filings, consensus estimates. Market data as at July 21, 2014.

1.	Levered free cash flow defined as EBITDA less capex, interest expense and cash taxes.
2.	Payout ratio calculated as dividends per share divided by levered free cash flow per share.
3.	Allstream enterprise value, and forward EBITDA estimates are calculated using analyst consensus estimates.
4.	Mean and median multiples exclude Manitoba Telecom ex. Allstream.
5.	Rural local exchange carrier (“RLEC”).
6.	Regional Bell Operating Company (“RBOC”).
7.	Pro-forma acquisition of DirecTV.

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While none of the companies reviewed were considered directly comparable to the Company, Barclays relied on its professional judgment in analyzing the Comparable Companies and selecting the most appropriate public trading multiples. Barclays considered the enterprise value to EBITDA multiple for 2014E to be the most appropriate trading multiple for the Company, and based on the above, selected an EV/2014E EBITDA multiple range of 6.5x—7.5x.

Given that the comparable trading approach is not an “en bloc” valuation methodology, Barclays added a 25% change-of-control premium to the low and high end of the valuation range per share implied by the comparable trading analysis. The 25% premium is representative of the premium to the share price one day prior to announcement for Canadian precedent transactions.

The table below summarizes the per share value of the Bell Aliant Shares resulting from the comparable trading analysis:

	Valuation Range
($ millions, except per share amounts and ratios)	Low	High
Multiple of 2014E EBITDA	6.5x	7.5x
2014E Adjusted EBITDA	$1,253.2	$1,253.2

Enterprise value	$8,145.6	$9,398.8

Less: Net debt(1)	(2,889.2)	(2,889.2)
Less: Preferred shares(2)	(632.5)	(632.5)

Equity value	$4,623.9	$5,877.1

Diluted shares outstanding(3)	229.1	229.1

Equity value per share	$20.19	$25.66

Change-of-control premium	25%	25%

Equity value per share with premium	$25.23	$32.07

1.	Based on book value.
2.	Based on par value.
3.	Includes 1.2 million shares issued from exercisable DSPs.

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Valuation Summary

The following table summarizes the range of per share values resulting from the DCF analysis, the precedent transactions analysis and the comparable trading analysis:

	Summary Valuation Ranges
	Low	High
Discounted cash flow analysis	$25.77	$31.57
Precedent transactions analysis	$21.08	$31.01
Comparable trading analysis	$25.23	$32.07

In determining the fair market value of the Bell Aliant Shares, Barclays did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather relied on qualitative judgments based on its experience in rendering such opinions.

Valuation Conclusion

Based upon and subject to the foregoing, including such other matters as considered relevant, Barclays is of the opinion that, as of the date hereof, the fair market value of the Bell Aliant Shares is in the range of $27.00 to $31.50 per share.

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VALUE OF THE CONSIDERATION

MI 61-101 requires that a formal valuation include a valuation of any non-cash consideration being offered as part of a transaction that is subject to MI 61-101, except in certain circumstances. In relation to the Offer, Barclays is of the opinion that a formal valuation of the BCE Shares is not required pursuant to MI 61-101. This view was confirmed by the legal counsel to the Special Committee.

In reaching this conclusion, Barclays considered the following relevant facts:

1.	The BCE Shares are securities of a reporting issuer, for which there is a published market;
2.	The representations to be made by BCE in the Support Agreement as to its public disclosure and other matters;
3.	A liquid market (as such term is defined for the purposes of MI 61-101) exists for the BCE Shares;
4.	The total number of BCE Shares to be issued pursuant to the Offer constitutes 25% or less than the number of BCE Shares outstanding immediately before the Offer; and
5.	The BCE Shares issued under the Offer will be freely tradeable at the time the Offer is completed.

In concluding that a liquid market exists for the BCE Shares and that a formal valuation of the BCE Shares is not required pursuant to MI 61-101, Barclays considered, among other things, that: (i) BCE Shares have a substantial market capitalization and a freely traded float of approximately 776.8 million shares; (ii) BCE Shares are widely held by both retail and institutional shareholders and BCE is actively covered by at least eighteen equity research analysts; (iii) the average daily trading volume of BCE Shares over the last year since July 21, 2013 is approximately 2.2 million, which represents 0.28% of the BCE Shares outstanding; (iv) the number of BCE Shares to be issued pursuant to the Offer is approximately 60.9 million, representing approximately 7.8% of the BCE Shares outstanding and approximately 27.6x the average daily trading volume over the past twelve months; and (v) during Barclays’ review of the Offer, it was not made aware of any material information other than the Offer, which has not been publicly disclosed, that would reasonably be expected to materially affect the market trading price of the BCE Shares.

Based on the foregoing, as well as a review of equity research analyst reports on BCE and comparable trading multiples for BCE and its closest peers, Barclays is of the opinion that the market price is indicative of the value of the BCE Shares being issued to Bell Aliant common shareholders as part of the Consideration.

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Below is the summary of the current and average trading prices of the BCE Shares over various periods of the time:

Period(1)	Average Price	Avg. Daily Trading Vol (‘000s)	Cumulative Vol (‘000s)	% O/S	Low Price	High Price
21-Jul-14	$48.66	965	965	0.1%	$48.55	$48.83
7 Days	$48.80	1,845	12,918	1.7%	$48.32	$49.22
10 Days	$47.92	1,933	19,329	2.5%	$47.52	$49.22
30 Days	$48.88	2,195	65,849	8.5%	$47.52	$50.67
60 Days	$49.21	1,893	113,555	14.6%	$47.52	$51.09
90 Days	$48.78	2,031	182,799	23.5%	$46.76	$51.09
120 Days	$48.41	2,012	241,392	31.1%	$45.09	$51.09
180 Days	$47.65	2,083	374,992	48.2%	$44.75	$51.09
1 Year	$46.49	2,203	552,880	71.1%	$41.28	$51.09

1.	Periods represent trading day periods with the exception of the “1 Year” period which represents one calendar year.

Barclays considers the closing price of the BCE Shares on the TSX on July 21, 2014 to be the most relevant value datapoint as it represents the most recent market valuation of the BCE Shares prior to the Valuation Date. Barclays also acknowledges the relevance of the 10-day volume weighted average price (“VWAP”), as it represents the actual number of shares traded at various prices over a sustained period of time. Barclays understands that the 10-day VWAP was used to determine the ratio of a BCE Share per Bell Aliant Share to be received as part of the Consideration.

The following table calculates the value of the Consideration assuming full pro-ration using the closing price of a BCE Share on July 21, 2014, and the 10-day VWAP, respectively.

	Low	High
Component of Consideration
$7.75 cash (25% of the Consideration)	$7.75	$7.75
0.4794 of a BCE Share (75% of the Consideration)	$23.25	$23.30

Total	$31.00	$31.05

Value Summary of the Consideration

Based on the foregoing, Barclays is of the opinion that, as of the date hereof, the total value of the Consideration is in the range of $31.00 to $31.05 per Bell Aliant Share.

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FAIRNESS OPINION

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by Bell Aliant common shareholders, other than BCE and its affiliates, Barclays reviewed, considered and relied upon or carried out, among other things, the following:

(i)	A comparison of the value of the Consideration offered under the Offer to the fair market value range of the Bell Aliant Shares determined in the Valuation;
(ii)

A comparison of the premiums implied by the Consideration under the Offer to the observed premiums in precedent acquisitions involving Canadian high dividend or distribution yielding entities and selected “take-private” transactions in which controlling shareholders successfully acquired the publicly-traded minority interest; and

(iii)	Such other information, investigations, and analyses considered necessary or appropriate under the circumstances.

Comparison of the Consideration to the Valuation Range

Under the terms of the Offer, as of the date hereof, the value of the Consideration is $31.00 to $31.05 per Bell Aliant Share, which is within the range of fair market value for the Bell Aliant Shares, as determined by Barclays in the Valuation.

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Comparison of Implied Premiums

Barclays reviewed transactions involving Canadian entities with high dividend or distribution yielding shares and selected “take-private” transactions in which controlling holders successfully acquired the publicly traded minority interest. Barclays calculated premiums for the following periods: (i) closing price one day before announcement, (ii) closing price one week prior to announcement, and (iii) closing price four weeks prior to announcement. Below is a summary of the implied premiums for the selected transactions:

	Premium
	1 Day	1 Week	4 Weeks
Precedent Transactions Involving High Dividend Yielding Entities(1)
Low	(4.5%)	(14.6%)	(16.2%)
Median	11.2%	13.1%	17.0%
Average	16.1%	16.6%	18.4%
High	52.0%	57.9%	65.2%

Acquisition of Remaining Interest Transactions(2)
Low	(5.0%)	(5.9%)	(16.2%)
Median	21.8%	26.0%	33.4%
Average	26.5%	28.1%	32.6%
High	66.5%	94.7%	75.2%

Premiums Implied by the Value of the Consideration
Low - $31.00	10.0%	11.8%	12.1%
High - $31.05	10.1%	11.9%	12.3%

1.	67 Selected transactions for which the target was an income trust, REIT, or similarly structured entity.
2.	28 Selected transactions subject to MI 61-101 and transaction size greater than $1.0 billion.

The range of premiums identified in the 95 transactions is very wide. Although each transaction had its own particular circumstances, Barclays did not consider any specific transaction to be directly comparable to the Offer. Barclays believes that the transactions considered, in the aggregate, provide a useful comparison benchmark.

Other Considerations

Barclays also considered BCE’s control position in Bell Aliant and concluded, based on direction from the Special Committee, that no alternative transaction would be available to Bell Aliant common shareholders.

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Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, Barclays is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Offer is fair, from a financial point of view, to the Bell Aliant common shareholders, other than BCE and its affiliates.

Yours very truly,

Barclays Capital Canada Inc.

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